
February 24, 2021

Todd Patrick
Chief Executive Officer
Armata Pharmaceuticals, Inc.
4503 Glencoe Avenue
Marina del Rey, CA

>   **Re: Armata Pharmaceuticals, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed February 9, 2021**
>   **File No. 001-37544**

Dear Mr. Patrick:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Faith Charles